UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE CLOROX COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

1890541090
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Laura Stein, Esq.
Senior Vice President - General Counsel and Secretary
The Clorox Company
1221 Broadway
Oakland, California 94612-1888
(510) 271-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Linda Griggs, Esq.
Zaitun Poonja, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,293,465.92	$1,529.40

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 817,704 shares of common stock of The Clorox Company will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by The Clorox Company with the Securities and Exchange Commission on September 8, 2006, relating to an offer by Clorox to amend certain outstanding options upon the terms and subject to the condition set forth in (i) the Offer to Amend, dated September 8, 2006 (the “Offer to Amend”); (ii) the Letter of Transmittal; (iii) the Withdrawal Form; and (iv) the Form of Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus (together, the “Offer Documents”). The Offer Documents were previously filed with the Schedule TO as exhibits (a)(1), (a)(3), (a)(4) and (a)(7). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.
COVER PAGE AND INTRODUCTION
     The last paragraph on page iii of the Offer to Amend is amended by deleting the following language: “All references to tax consequences are for guidance only.”
ITEM 4. TERMS OF THE TRANSACTION
(a) Material Terms.
     The information set forth in Item 5 of the Offer to Amend, entitled “Withdrawal Rights,” is hereby amended as follows: The second sentence of paragraph (i) is deleted in its entirety and replaced with the following language: “In addition, unless we accept and amend your Eligible Option before 12:00 midnight, Pacific Time, on November 3, 2006 (the 40th business day after September 8, 2006), you may withdraw your submitted acceptance of the Offer at any time thereafter.” The Letter of Transmittal filed as exhibit (a)(3) with the Schedule TO is hereby amended as follows: The second sentence of Paragraph 5 of the Letter of Transmittal is amended to read as follows: “However, after that date I will have no withdrawal rights, unless Clorox does not accept my Eligible Option before 12:00 midnight, Pacific Time, on November 3, 2006 (the 40th business day after September 8, 2006).” The third sentence of the third paragraph of Section 1 of the Instructions to the Letter of Transmittal is hereby amended to read as follows: “In addition, if Clorox does not accept your Eligible Option before midnight, Pacific Time, on November 3, 2006, you may withdraw your acceptance of the Offer with respect to your Eligible Option at any time thereafter until that option is accepted for amendment.”
     The caption of Section 6 of the Offer to Amend is amended to add at the end the words “and Promise to Pay Cash Bonus.” In addition, the words “Amendment Date” set forth in the last sentence of Section 6 are hereby amended to read “Expiration Date.”
     The information set forth in Item 7 of the Offer to Amend, entitled “Conditions of the Offer,” is hereby amended as follows: The third bullet of clause (b) of Item 7 is amended to read as follows: “- materially impair the benefits we hope to receive as a result of the Offer, which we believe would occur only as a result of further changes to Section 409A of the Code, the regulations thereunder or other tax laws that would affect the Offer or the Eligible Options; or”
     The information set forth in Section 16 of the Offer to Amend, entitled “Extension of the Offer; Termination; Amendment,” is hereby amended as follows: In the third paragraph, the words “Pacific Time” are replaced by the words “Eastern Time.”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) Purposes.
     Section 2 of the Offer to Amend, entitled “Purpose of the Offer,” is hereby amended as follows: The last sentence of the last paragraph of this section, which is in bold text, is deleted in its entirety and replaced with the following language: “You are urged to evaluate carefully all of the information in the Offer and we recommend that you consult your own investment, legal and tax advisors.”
ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY
(b) Securities Transactions.
     The last sentence of Section 12 of the Offer to Amend, entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers,” is amended by deleting the words “to our knowledge” and by deleting the commas preceding and following such words.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information.
The last paragraph of Section 11 of the Offer to Amend, entitled “Information Concerning Clorox,” is hereby amended by adding as the first sentence the following language: “The book deficit per common share as of June 30, 2006 was $1.03 (calculated on an un-rounded basis).”
     The information in Item 19 of the Offer to Amend, entitled “Forward-Looking Statements; Miscellaneous,” is hereby amended as follows: The last sentence of the second paragraph is amended to read as follows: “Except as required by applicable federal securities laws, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.” The third paragraph is deleted in its entirety.
(c) Summary Information.
     Item 10 of the Schedule TO is hereby amended to include the following new section (c) as follows:
“(c) Summary Information. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Clorox”) is incorporated herein by reference.”
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

The Clorox Company

By:	/s/ Laura Stein

Laura Stein
Senior Vice President – General Counsel and Secretary

Date:	September 21, 2006